UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHARMING SHOPPES, INC.

(Name of Subject Company (Issuer))

COLOMBIA ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ASCENA RETAIL GROUP, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

David R. Jaffe

President and Chief Executive Officer

Ascena Retail Group, Inc.

Colombia Acquisition Corp.

30 Dunnigan Drive

Suffern, New York 10901

(845) 369-4500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Julie M. Allen, Esq.

Steven L. Kirshenbaum, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$896,688,836 (1)	$102,761 (2)

(1)	Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 121,998,481 shares of Charming Shoppes, Inc. common stock (representing the shares of common stock outstanding, in-the-money options and shares of common stock subject to restricted stock units or other awards, in each case, as of May 10, 2012) by $7.35 per share, which is the offer price.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012, issued September 29, 2011, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$102,761	Filing Party:	Colombia Acquisition Corp. and Ascena Retail Group, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	May 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 15, 2012 (the “Schedule TO”) by Ascena Retail Group, Inc., a Delaware corporation (“Parent”), and Colombia Acquisition Corp., a Pennsylvania corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”), at a purchase price of $7.35 per Share, net to the seller in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Item 11.	Additional Information.

The section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals—United States Antitrust Compliance” is hereby amended and supplemented by adding a new paragraph to the end of such section as follows:

“On May 22, 2012, the waiting period applicable to the Offer and the Merger under the HSR Act was terminated. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to other closing conditions.”

The section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” is hereby amended and supplemented by adding a new fourth paragraph to such section as follows:

“On May 14, 2012, the Company received a letter dated May 8, 2012, from counsel for Phillip E. Ricciardi (the “Ricciardi Demand Letter”) demanding that the Company Board conduct an investigation and commence an action on behalf of the Company against the individual members of the Company Board for breaches of fiduciary duty arising out of allegedly wrongful conduct in connection with the Offer and the Merger. The Ricciardi Demand Letter refers to the allegations set forth in the Ricciardi Complaint. The Company’s disinterested directors believe the allegations in the Ricciardi Demand Letter lack merit and have rejected the demand made by the Ricciardi Demand Letter.”

The section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” is hereby further amended and supplemented by adding a new penultimate paragraph to such section as follows:

“On May 22, 2012, a Verified Class Action and Shareholder Derivative Complaint captioned John Vineyard v. Charming Shoppes, Inc., et al., No. 2012-04715, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Vineyard Complaint”). The Vineyard Complaint purports to assert both direct and derivative claims and names as defendants the members of the Company Board, the Company, Parent and Purchaser. The Vineyard Complaint alleges, among other things, that the Company Board engaged in waste of corporate assets and breached its fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent and Purchaser aided and abetted those alleged breaches of fiduciary duties. Specifically, the Vineyard Complaint asserts that the Company Board wrongfully allowed or caused the Company to be acquired by Parent for unfair and inadequate consideration. The Vineyard Complaint further alleges that the Company Board failed to take steps to maximize the value of the Company to its public shareholders, failed to properly value the Company and its assets and operations, and ignored or failed to protect against conflicts of interest with respect to the Offer and Merger. The Vineyard Complaint also alleges that the Offer and Merger involve unfair and preclusive deal protection devices, and that the members of the Company Board agreed to the transactions to benefit themselves personally. In addition, the Vineyard complaint alleges that the defendants disseminated a materially false and misleading Schedule 14d-9. The Vineyard Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief. Both Parent and the Company believe the Vineyard Complaint lacks merit and intend to contest it vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2012

COLOMBIA ACQUISITION CORP.

By	/s/ David R. Jaffe
Name:	David R. Jaffe
Title:	President and Chief Executive Officer

ASCENA RETAIL GROUP, INC.

By	/s/ David R. Jaffe
Name:	David R. Jaffe
Title:	President and Chief Executive Officer